EXHIBIT 8.2

MURTHA CULLINA LLP	CITYPLACE I 185 ASYLUM STREET HARTFORT, CONNECTICUT 06103-3469
A T T O R N E Y S A T L A W	TELEPHONE (860) 240-6000 FACSIMILE (860) 240-6150 www.murthalaw.com

June 4, 2007

Board of Directors

First Community Bank

One Bond Street

Woodstock, Vermont 05091

Dear Board Members:

You have requested our opinion regarding certain federal income tax consequences of the merger of First Community Bank (“FCB”) with and into Lake Sunapee Bank (“LSB”), a wholly-owned subsidiary of New Hampshire Thrift Bancshares, Inc. (“NHTB”) (the “Merger”). The Merger will be effected pursuant to the Agreement and Plan of Merger dated as of April 16, 2007 by and between NHTB and FCB (the “Merger Agreement”).

Because certain material conditions to the Closing of the Merger have not occurred and facts and circumstances may change between the date hereof and the Closing of the Merger, this opinion is conditioned upon the satisfaction of the conditions to the Closing and the non-occurrence of any fact or circumstance that may have a negative impact on this opinion. We will render a final opinion with respect to certain tax matters in connection with the Closing of the Merger. Capitalized terms used herein but not otherwise defined herein shall have the meaning set forth in the Agreement.

In connection with the opinions expressed below, we have examined and relied on originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement, NHTB’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on the date hereof (the “Registration Statement”), and such corporate records of NHTB and FCB as we have deemed appropriate. We will have also relied, without independent verification, upon letters of NHTB and FCB to Murtha Cullina, LLP, dated as of the Effective Date, containing certain tax representations. We will have assumed that the parties will act, and that the Merger will be effected, in accordance with the Merger Agreement and the Registration Statement and that the representations made by NHTB and FCB in the foregoing letters will be true, correct and complete at the Effective Time, and as to statements qualified by the best of knowledge of the management of NHTB or FCB, will be consistent with the underlying facts as of the Effective Time. In addition, we will have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

FACTS

Under the Merger Agreement, FCB will be merged with and into LSB, a wholly-owned subsidiary of NHTB with LSB being the surviving corporation. Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, each FCB shareholder will have the right, with respect to each of his or her shares of FCB Bank Stock, to elect to receive either (i) shares of NHTB Buyer Stock, (ii) cash, or (iii) a combination of shares of NHTB Buyer Stock and cash. Each Stock Election Share will be converted into .7477 shares of NHTB Buyer Stock, each Cash Election Share will be converted into cash in the amount of $12.00, and each Non-Election Share will be converted into .7477 shares of NHTB Buyer Stock or cash in the amount of $12.00, provided that the number of shares of FCB Bank Stock that will be converted into NHTB Buyer Stock in the Merger must be 80% of the total shares of FCB Bank Stock issued and outstanding at the Effective Time, and, therefore, the Cash Election Shares, Stock Election Shares and the Non-Election Shares are subject to proration to preserve this requirement.

FEDERAL TAX OPINION

Based on the foregoing and subject to the qualifications set forth in this opinion, it is our opinion that, for federal income tax purposes:

(1)	The Merger will constitute a tax free reorganization described in Section 368(a) of the Code;

(2)	No gain or loss will be recognized by FCB by reason of the Merger;

(3)	The exchange of FCB Bank Stock to the extent exchanged for NHTB Buyer Stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of FCB;

(4)	Subject to adjustment on account of any cash to be received in exchange for shares of FCB Bank Stock, the basis of the NHTB Buyer Stock to be received by a FCB shareholder will be the same as the basis of the FCB Bank Stock surrendered pursuant to the Merger in exchange therefore; and

(5)	The holding period of the shares of NHTB Buyer Stock to be received by a shareholder of FCB will include the period during which the shareholder held the shares of FCB Bank Stock surrendered in exchange therefore, provided the FCB Bank Stock surrendered is held as a capital asset at the Effective Time.

Our opinions set above are based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, as well as current administrative rulings, notices, procedures and court decisions. Such laws, regulations, administrative rulings, notices, procedures and court decisions may change at any time, and any such change could affect the continuing validity of our opinions set forth below. Similarly, any change in the facts and assumptions stated above, upon which this opinion is based, could modify our conclusions. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof. This opinion addresses only the specific federal income tax consequences of the Merger, and it does not address any other federal, state, local or foreign income, estate, gift, transfer, sales, use, excise or other taxes that may result from the Merger. Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transaction related thereto or contemplated by the Merger Agreement.

We are furnishing this opinion solely in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose. We consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference thereto under the heading “Material United States Federal Income Tax Consequences of the Merger” and “Legal Opinions” in the Proxy Statement which is a part of the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Murtha Cullina LLP

Murtha Cullina LLP